UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 January 2008
Number 02/08

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2007

Production was significantly up in 13 commodities, with record or equal record production achieved in seven major commodities during the half year ended December 2007. These records were delivered in 12 assets across six of our nine Customer Sector Groups. This performance reinforces our strong track record of project delivery. Our deep inventory of expansion projects underpins further growth.

We have a broad exposure to the steel making sector through our iron ore, manganese and metallurgical coal operations and achieved record shipments in all of these commodities; delivering an eighth consecutive half year production record at Western Australia Iron Ore. This was achieved at a time when current demand and the outlook remain very strong and prices for these commodities reached record levels.

The newly commissioned petroleum projects contributed to a record performance. Continuing ramp up of production from these projects and future expansions will enhance our net long energy position at a time of historically high energy prices.

We continued to focus on developing and delivering world class projects. First product was delivered from seven major projects across five commodities during the quarter. This, along with four major projects scheduled to commission in the next six months will significantly increase our production. A further four major projects were sanctioned recently, including the third port in Newcastle, which will underpin our Australian East Coast expansion plans in Energy Coal.

  Record half year production from the total petroleum business, including record natural gas. Alumina, copper concentrate, iron ore, manganese ore and alloy also set records, as well as equal record production for aluminium. All supported by strong market conditions.

  Significant increase in half year production of copper cathode, uranium, lead, zinc, diamonds and metallurgical coal.

  Half year production records achieved at Worsley, Western Australia Iron Ore, GEMCO, Illawarra Coal, and Hunter Valley Coal (all Australia), Zamzama (Pakistan), Paranam (Suriname), Samarco (Brazil), Hillside and Samancor (both South Africa), and Cerrejon Coal (Colombia) operations. Mozal (Mozambique) equalled its previous record production.

  Record half year shipments across the entire carbon steel materials commodity suite (iron ore up six percent, manganese up six percent and metallurgical coal up 13 percent) driven by continuing strong customer demand.

  Record half year total material mined and ore hoisting achieved at Olympic Dam (Australia).

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
PETROLEUM	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	29,395	15,002	2%	9%	4%
Natural Gas (bcf) (a)	186.89	91.21	9%	11%	-5%
Total Petroleum Products (million boe) (a)	60.54	30.20	5%	10%	0%

Total Petroleum Production - Total production for the half year and quarter was higher than all comparative periods reflecting the start up of Atlantis and Genghis Khan (both USA), and Stybarrow (Australia) in the December 2007 quarter. A steady increase in the total production profile is expected in the second half of the 2008 financial year due to the contribution of high margin output from these projects, all located in fiscally stable regimes.

In less than two months of operation, Stybarrow has already achieved production levels at nameplate capacity and has offloaded a total of 2.5 million barrels of oil (100% basis).

Crude Oil, Condensate and Natural Gas Liquids - Production was higher than all comparative periods due to the start up of new projects and continued success in infill and development drilling programs. This, combined with continued strong facility uptime, completely offset the effect of natural field decline.

Natural Gas - Record half year production was achieved due to strong performance at Bass Strait and North West Shelf (both Australia) and the remainder of the global portfolio. The improved facility uptime across all operations also allowed us to capture the benefit of stronger demand for gas in Australia and Pakistan.
	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
ALUMINIUM	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Alumina ('000 tonnes)	2,310	1,157	4%	0%	0%
Aluminium ('000 tonnes)	675	338	0%	0%	0%

Alumina - All time records in production and sales were achieved for the December 2007 half year reflecting continued strong performance from all operations. Worsley and Paranam achieved a second consecutive record half year of production.

Aluminium - Production equalled both the half year and quarterly records achieved in the December 2006 half year and quarter. Despite the impact of load shedding (within agreed contractual limits), Hillside achieved a third consecutive quarterly record and Mozal equalled its previous record performance.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
BASE METALS	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Copper ('000 tonnes)	655.9	348.1	19%	16%	13%
Lead (tonnes)	132,065	70,544	53%	92%	15%
Zinc (tonnes)	65,066	27,807	49%	41%	-25%
Silver ('000 ounces)	23,029	11,905	65%	81%	7%
Uranium Oxide Concentrate (Uranium) (tonnes)	2,124	1,191	32%	45%	28%

Copper - Half year production increased significantly with production of copper concentrate achieving an all time record. The continued ramp up of Escondida Sulphide Leach and Spence (both Chile) and the recently commissioned Pinto Valley (USA) all contributed to the increased production. In aggregate, these projects contributed 96,100 tonnes during the half year ended December 2007. This increase was achieved despite two earthquakes in Chile that reduced output by approximately 9,100 tonnes, and lower production from Antamina (Peru) and Olympic Dam. Production at Antamina was impacted by unplanned interruptions at the SAG mill.

Olympic Dam achieved an all time high in total material mined and ore hoisted during the December 2007 half year. The build up of underground stock piles is progressing according to the development program in place to allow for increased ore hoisting. However, Olympic Dam's production was impacted by unplanned smelter interruptions and lower grades.

At 31 December 2007 the Group had 323,469 tonnes of outstanding copper sales that were revalued at a weighted average price of US$6,662 per tonne. The final price of these sales will be determined in 2008. In addition, 346,610 tonnes of copper sales were subject to a finalisation adjustment from the prior period. The finalisation adjustment and provisional pricing impact as at 31 December 2007 will decrease earnings(b) by US$240 million for the period.

Lead - Cannington's production in the December 2007 quarter was the highest since the record March 2005 quarter. Performance continues to improve following the completion of the Cannington (Australia) rehabilitation project.

Zinc - Production for the half year was significantly higher due to higher grade and an increased proportion of zinc containing ore being processed at Antamina. The completion of the Cannington rehabilitation project also had a positive impact.

Silver - Production was significantly higher than the December 2006 half year and quarter mainly due to the successful completion of the Cannington rehabilitation project. Half year production records were achieved at Escondida and Antamina.

Uranium - Production was the highest since the December 2004 quarter and half year due to ongoing progress at improving recovery and leach circuit performance at Olympic Dam.

Third party uranium was purchased from the spot market to meet contractual requirements. This will decrease earnings(b) by US$94 million for the half year ended December 2007.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
DIAMONDS AND SPECIALTY PRODUCTS	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Diamonds ('000 carats)	1,865	843	31%	-10%	-18%

Diamonds - As Ekati (Canada) transitions from open pit mining to underground mining the mix of ore processed will change from time to time. Production for the half year increased significantly compared to the December 2006 half year due to higher recoveries and grade. Although production increased it included a higher proportion of lower value carats.

Carat production decreased compared to the December 2006 and September 2007 quarters due to lower recoveries and grade.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
STAINLESS STEEL MATERIALS	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Nickel ('000 tonnes)	82.3	43.7	-11%	-9%	13%

Nickel - Production in the half year ended December 2007 was impacted by scheduled shutdowns at the Kalgoorlie Nickel Smelter (Australia), Yabulu (Australia) and Cerro Matoso (Colombia). This was partially offset by higher production from the Kwinana Nickel Refinery (Australia) which performed at near record levels. The Ravensthorpe Nickel Operation (Australia) produced more than 5,000 tonnes of mixed nickel-cobalt hydroxide product in the December 2007 quarter.

The start up of operations at Ravensthorpe and Line 2 at Yabulu adversely impacted earnings(b) by US$132 million for the half year ended December 2007.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
IRON ORE	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Iron ore ('000 tonnes) (c)	53,613	27,746	8%	9%	7%

Iron Ore - Record production and sales were achieved for the half year and quarter ended December 2007. Western Australia Iron Ore and Samarco continued to perform strongly and set new half year and quarterly production records. Successful delivery of ongoing expansion projects led to an eighth consecutive half year production record at our Western Australia Iron Ore operations.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
MANGANESE	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Manganese Ore ('000 tonnes)	3,058	1,613	1%	5%	12%
Manganese Alloy ('000 tonnes)	393	209	12%	9%	14%

Manganese Ore - Record half year and quarterly production achieved due to record or near record performance from all operations.

Manganese Alloy - Production for the half year and quarter ended December 2007 were all time records. Samancor and TEMCO (Australia) delivered strong production, with Samancor achieving a quarterly record.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
METALLURGICAL COAL	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Metallurgical Coal ('000 tonnes)	19,215	9,643	6%	8%	1%

Metallurgical Coal - Production for the half year and quarter ended December 2007 was higher than all comparative periods. This was achieved despite the impact of planned and unplanned interruptions and unseasonal wet weather in Queensland Coal (Australia). Illawarra Coal achieved a half year production record, reflecting strong performance from West Cliff, Appin and Dendrobium mines (all Australia). Strong production at Peak Downs and South Walker Creek (both Australia) and the continued ramp up of Poitrel (Australia) also contributed to the higher production.

Responding to continuing strong customer demand, both Illawarra Coal and Queensland Coal achieved record half year shipments. Our Hay Point Coal terminal (Australia) achieved a half year record throughput despite weather related closure in the last week of December 2007. This mitigated the impact of infrastructure constraints at third party facilities.

	DEC	DEC	DEC H 07	DEC Q07	DEC Q07
	2007	2007	vs	vs	vs
ENERGY COAL	HALF	QTR	DEC H 06	DEC Q06	SEPT Q07
Energy Coal ('000 tonnes) (d)	40,232	20,609	-2%	-1%	5%

Energy Coal - Production(e) was in line with all the comparative periods.

New Mexico Coal (USA) production improved following maintenance activities at Navajo (USA) and poor geological conditions at the longwall operation at San Juan (USA) experienced in the September 2007 quarter. In addition, Hunter Valley Coal and Cerrejon Coal continued to set new production records.

Third party infrastructure constraints on the east coast of Australia will continue to impact Hunter Valley Coal's export sales.

(a) Excluding Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

(b) Earnings before interest and tax.

(c) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

(d) Excluding Koornfontein operation which was sold effective 1 July 2007.

(e) Including 5.8 million tonnes of production from our South African Optimum operation (2.1 million tonnes export and 3.7 million tonnes domestic). Earnings on these tonnes will be excluded as he entitlement to those earnings vested with the intended purchaser effective from 1 July 2007.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

This report together with the Exploration and Development Report represent the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the half year ended 31 December 2007.

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC H 07	DEC Q07	DEC Q07
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2006	2007	2007	2007	2006	DEC H 06	DEC Q06	SEPT Q07
PETROLEUM
Crude oil & condensate	('000 bbl)	10,963	11,298	12,317	23,615	23,056	2%	12%	9%
Natural gas (a)	(bcf)	82.14	95.68	91.21	186.89	171.32	9%	11%	-5%
Natural gas liquid	('000 bbl)	2,747	3,095	2,685	5,780	5,877	-2%	-2%	-13%
Total Petroleum Products (a)	(million boe)	27.36	30.34	30.20	60.54	57.45	5%	10%	0%

ALUMINIUM
Alumina	('000 tonnes)	1,153	1,153	1,157	2,310	2,231	4%	0%	0%
Aluminium	('000 tonnes)	338	337	338	675	675	0%	0%	0%

BASE METALS
Copper	('000 tonnes)	300.7	307.8	348.1	655.9	550.4	19%	16%	13%
Lead	(tonnes)	36,804	61,521	70,544	132,065	86,114	53%	92%	15%
Zinc	(tonnes)	19,776	37,259	27,807	65,066	43,787	49%	41%	-25%
Gold	(ounces)	38,564	40,313	45,714	86,027	79,724	8%	19%	13%
Silver	('000 ounces)	6,566	11,124	11,905	23,029	13,915	65%	81%	7%
Uranium oxide concentrate	(tonnes)	822	933	1,191	2,124	1,615	32%	45%	28%
Molybdenum	(tonnes)	768	693	679	1,372	1,487	-8%	-12%	-2%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	937	1,022	843	1,865	1,424	31%	-10%	-18%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	48.3	38.6	43.7	82.3	92.8	-11%	-9%	13%

IRON ORE
Iron ore (b)	('000 tonnes)	25,370	25,867	27,746	53,613	49,567	8%	9%	7%

MANGANESE
Manganese ore	('000 tonnes)	1,529	1,445	1,613	3,058	3,038	1%	5%	12%
Manganese alloy	Production include Medium Carbon Ferro Manganese.	191	184	209	393	350	12%	9%	14%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	8,966	9,572	9,643	19,215	18,213	6%	8%	1%

ENERGY COAL
Energy coal (c)	('000 tonnes)	20,720	19,623	20,609	40,232	41,198	-2%	-1%	5%

(a)	Excluding Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).
(b)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.
(c)	Excluding Koornfontein which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	Interest	2006	2007	2007	2007	2007	2007	2006
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	10,963	10,671	11,443	11,299	12,317	23,616	23,054
Natural gas	(bcf)	83.09	86.68	95.25	95.68	91.21	186.89	174.92
NGL (a)	('000 bbl)	2,746	2,626	3,018	3,095	2,685	5,780	5,878
Total Petroleum Products	(million boe)	27.52	27.68	30.47	30.34	30.20	60.54	58.05

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	776	708	768	784	771	1,555	1,480
Suriname	45%	241	241	243	244	252	496	494
Alumar	36%	136	136	133	125	134	259	257
Total		1,153	1,085	1,144	1,153	1,157	2,310	2,231

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	176	174	177	178	180	358	353
Bayside	100%	50	48	47	48	47	95	99
Alumar	40%	45	44	44	44	44	88	89
Mozal	47%	67	65	66	67	67	134	134
Total		338	331	334	337	338	675	675

BASE METALS (b)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	160.6	178.1	170.5	167.0	177.3	344.3	290.3
Antamina	33.8%	34.1	24.2	26.4	27.5	29.3	56.8	63.1
Pinto Valley	100%	-	-	-	-	5.2	5.2	-
Total		194.7	202.3	196.9	194.5	211.8	406.3	353.4

Cathode ('000 tonnes)
Escondida	57.5%	32.7	38.2	37.7	30.9	30.3	61.2	50.2
Cerro Colorado	100%	27.4	28.1	20.3	23.1	27.3	50.4	57.4
Spence (c)	100%	4.3	33.5	37.7	23.9	34.2	58.1	4.3
Pinto Valley	100%	1.9	1.9	1.9	1.8	1.7	3.5	3.8
Olympic Dam	100%	39.7	53.6	47.6	33.6	42.8	76.4	81.3
Total		106.0	155.3	145.2	113.3	136.3	249.6	197.0

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	36,454	62,974	62,409	61,073	70,369	131,442	85,431
Antamina	33.8%	350	469	317	448	175	623	683
Total		36,804	63,443	62,726	61,521	70,544	132,065	86,114

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	8,806	15,095	11,355	14,503	15,487	29,990	19,232
Antamina	33.8%	10,970	20,665	27,793	22,756	12,320	35,076	24,555
Total		19,776	35,760	39,148	37,259	27,807	65,066	43,787

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	22,365	21,243	23,754	23,194	21,376	44,570	39,414
Olympic Dam (refined gold)	100%	16,199	22,661	28,689	17,119	24,338	41,457	40,310
Total		38,564	43,904	52,443	40,313	45,714	86,027	79,724

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	880	920	990	1,116	877	1,993	1,604
Antamina	33.8%	736	749	934	1,056	652	1,708	1,449
Cannington	100%	4,805	9,160	9,426	8,759	10,124	18,883	10,519
Olympic Dam (refined silver)	100%	145	196	275	193	239	432	343
Pinto Valley	100%	-	-	-	-	13	13	-
Total		6,566	11,025	11,625	11,124	11,905	23,029	13,915

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	822	883	988	933	1,191	2,124	1,615
Total		822	883	988	933	1,191	2,124	1,615

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	768	288	493	693	679	1,372	1,487
Total		768	288	493	693	679	1,372	1,487

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	937	889	911	1,022	843	1,865	1,424

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.9%	12.8	12.8	12.7	12.5	11.4	23.9	25.5
Yabulu	100%	7.5	8.0	9.3	5.5	6.0	11.5	14.8
Nickel West	100%	28.0	25.0	26.6	20.6	26.3	46.9	52.5
Total		48.3	45.8	48.6	38.6	43.7	82.3	92.8

Refer footnotes on page 4.

IRON ORE
Production ('000 tonnes) (d)
Mt Newman Joint Venture	85%	7,536	6,711	7,665	7,904	8,147	16,051	14,930
Goldsworthy Joint Venture	85%	84	142	195	134	170	304	890
Area C Joint Venture	85%	5,334	4,853	5,078	4,916	6,474	11,390	10,155
Yandi Joint Venture	85%	9,106	8,277	9,661	9,823	9,770	19,593	17,610
Jimblebar	85%	1,449	1,177	1,341	1,157	1,248	2,405	2,939
Samarco	50%	1,945	1,866	2,001	2,067	2,107	4,174	3,933
Total		25,454	23,026	25,941	26,001	27,916	53,917	50,457

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (e)	60%	663	632	631	572	709	1,281	1,307
Australia (e)	60%	866	820	888	873	904	1,777	1,731
Total		1,529	1,452	1,519	1,445	1,613	3,058	3,038

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (e) (f)	60%	125	132	137	123	141	264	224
Australia (e)	60%	66	64	49	61	68	129	126
Total		191	196	186	184	209	393	350

METALLURGICAL COAL
Production ('000 tonnes) (g)
BMA	50%	6,106	6,478	7,442	5,917	6,138	12,055	12,763
BHP Mitsui Coal (h)	80%	873	1,067	2,047	1,454	1,526	2,980	1,746
Illawarra	100%	1,987	1,539	1,643	2,201	1,979	4,180	3,704
Total		8,966	9,084	11,132	9,572	9,643	19,215	18,213

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,032	12,863	12,596	11,706	11,277	22,983	26,183
USA	100%	3,871	3,106	4,636	2,511	3,671	6,182	7,338
Australia	100%	2,790	2,731	2,610	2,918	2,959	5,877	5,556
Colombia	33%	2,337	2,230	2,441	2,488	2,702	5,190	4,735
Total		22,030	20,930	22,283	19,623	20,609	40,232	43,812

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).

(b)	Metal production is reported on the basis of payable metal.
(c)	Spence operations were commissioned during the December 2006 quarter.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)	Production includes Medium Carbon Ferro Manganese.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,311	3,144	3,929	3,638	3,103	6,741	7,158
North West Shelf	2,735	2,532	2,514	2,532	2,493	5,025	5,719
Atlantis (a)	-	-	-	-	615	615	-
Shenzi (a)	-	-	-	-	32	32	-
Liverpool Bay & Bruce / Keith	1,482	1,053	1,011	923	946	1,869	2,592
ROD / Ohanet	1,793	2,104	1,730	1,830	1,709	3,539	3,757
Other (b)	1,642	1,838	2,259	2,376	3,419	5,795	3,828
Total	10,963	10,671	11,443	11,299	12,317	23,616	23,054

NATURAL GAS (billion cubic feet) (c)
Bass Strait	20.53	22.73	37.70	39.77	28.41	68.18	54.07
North West Shelf	27.48	27.10	25.70	27.17	28.13	55.30	52.70
Atlantis (a)	-	-	-	-	0.12	0.12	-
Shenzi (a)	-	-	-	-	0.01	0.01	-
Liverpool Bay & Bruce / Keith	15.01	15.18	12.71	8.87	12.70	21.57	25.37
Other (b)	20.07	21.67	19.14	19.87	21.84	41.71	42.79
Total	83.09	86.68	95.25	95.68	91.21	186.89	174.92

NGL ('000 barrels)
Bass Strait	1,726	1,643	2,163	2,327	1,801	4,128	3,950
North West Shelf	441	435	369	438	417	855	885
Liverpool Bay & Bruce / Keith	143	151	124	48	153	201	288
ROD / Ohanet	436	397	362	282	314	596	755
Total	2,746	2,626	3,018	3,095	2,685	5,780	5,878

TOTAL PETROLEUM PRODUCTS	27.52	27.68	30.47	30.34	30.20	60.54	58.05
(million barrels of oil equivalent) (d)

(a)	Atlantis and Genghis Khan operations were commissioned during the December 2007 quarter. Genghis Khan is reported in Shenzi.
(b)

Other includes Stybarrow, Griffin, Minerva, Angostura, Mad Dog, West Cameron 76, Mustang, Genesis, Starlifter, Green Canyon 18/60 and Pakistan. Stybarrow operation was commisioned during the December 2007 quarter.

(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in the September 2006 quarter.
(d)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	776	708	768	784	771	1,555	1,480
Paranam, Suriname	241	241	243	244	252	496	494
Alumar, Brazil	136	136	133	125	134	259	257
Total	1,153	1,085	1,144	1,153	1,157	2,310	2,231

Sales
Worsley, Australia	820	659	794	792	803	1,595	1,486
Paranam, Suriname	243	225	253	244	265	509	479
Alumar, Brazil	137	120	164	131	128	259	245
Total (a)	1,200	1,004	1,211	1,167	1,196	2,363	2,210

ALUMINIUM
Production
Hillside, South Africa	176	174	177	178	180	358	353
Bayside, South Africa	50	48	47	48	47	95	99
Alumar, Brazil	45	44	44	44	44	88	89
Mozal, Mozambique	67	65	66	67	67	134	134
Total	338	331	334	337	338	675	675

Sales
Hillside, South Africa	173	162	188	165	180	345	343
Bayside, South Africa	47	46	57	50	50	100	91
Alumar, Brazil	42	38	47	43	48	91	86
Mozal, Mozambique	66	64	70	56	72	128	126
Total	328	310	362	314	350	664	646
Tolling Agreement (a)	20	33	32	33	33	66	44
	348	343	394	347	383	730	690

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
		2006	2007	2007	2007	2007	2007	2006
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	93,770	85,654	88,409	82,995	88,319	171,314	153,371
Sulphide ore milled (100%)	('000 tonnes)	22,585	23,450	23,064	22,406	21,777	44,183	40,842
Average copper grade	(%)	1.55%	1.62%	1.58%	1.63%	1.72%	1.68%	1.55%
Production ex Mill (100%)	('000 tonnes)	289.4	319.1	306.0	305.2	316.8	622.0	523.4

Production
Payable copper	('000 tonnes)	160.6	178.1	170.5	167.0	177.3	344.3	290.3
Payable gold concentrate	(fine ounces)	22,365	21,243	23,754	23,194	21,376	44,570	39,414
Copper cathode (EW)	('000 tonnes)	32.7	38.2	37.7	30.9	30.3	61.2	50.2
Payable silver concentrate	('000 ounces)	880	920	990	1,116	877	1,993	1,604

Sales
Payable copper	('000 tonnes)	167.9	149.4	199.0	162.9	173.0	335.9	301.7
Payable gold concentrate	(fine ounces)	23,089	17,966	27,623	22,957	21,158	44,115	40,867
Copper cathode (EW)	('000 tonnes)	27.3	36.0	43.0	35.8	26.9	62.7	41.5
Payable silver concentrate	('000 ounces)	909	785	1,153	1,089	864	1,953	1,661

Cerro Colorado, Chile
Material mined	('000 tonnes)	18,858	15,429	13,984	17,095	17,798	34,893	35,192
Ore milled	('000 tonnes)	4,578	4,398	4,365	4,278	4,410	8,688	9,086
Average copper grade	(%)	0.81%	0.90%	0.79%	0.84%	1.03%	0.92%	0.81%

Production
Copper cathode (EW)	('000 tonnes)	27.4	28.1	20.3	23.1	27.3	50.4	57.4

Sales
Copper cathode (EW)	('000 tonnes)	28.3	27.9	24.1	23.5	24.5	48.0	56.2

Spence, Chile (a)
Material mined	('000 tonnes)	20,329	19,684	20,275	16,983	19,758	36,741	20,329
Ore milled	('000 tonnes)	3,510	4,282	3,718	4,132	4,333	8,465	3,510
Average copper grade	(%)	1.76%	2.00%	1.80%	1.56%	1.61%	1.60%	1.76%

Production
Copper cathode (EW)	('000 tonnes)	4.3	33.5	37.7	23.9	34.2	58.1	4.3

Sales
Copper cathode (EW)	('000 tonnes)	1.3	28.0	40.4	31.0	24.0	55.0	1.3

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	28,317	24,428	29,034	31,145	31,289	62,434	58,234
Sulphide ore milled (100%)	('000 tonnes)	7,930	7,841	8,033	8,344	6,955	15,299	15,511
Average head grades
- Copper	(%)	1.41%	1.10%	1.17%	1.15%	1.47%	1.32%	1.32%
- Zinc	(%)	0.65%	1.25%	1.46%	1.17%	0.69%	0.95%	0.75%

Production
Payable copper	('000 tonnes)	34.1	24.2	26.4	27.5	29.3	56.8	63.1
Payable zinc	(tonnes)	10,970	20,665	27,793	22,756	12,320	35,076	24,555
Payable silver	('000 ounces)	736	749	934	1,056	652	1,708	1,449
Payable lead	(tonnes)	350	469	317	448	175	623	683
Payable molybdenum	(tonnes)	768	288	493	693	679	1,372	1,487

Sales
Payable copper	('000 tonnes)	35.3	25.0	20.7	28.5	32.6	61.1	69.2
Payable zinc	(tonnes)	13,853	15,479	31,914	25,306	12,458	37,764	28,077
Payable silver	('000 ounces)	623	707	645	917	719	1,636	1,478
Payable lead	(tonnes)	346	686	394	334	140	474	991
Payable molybdenum	(tonnes)	808	591	480	662	605	1,267	1,362

Cannington, Australia
Material mined	('000 tonnes)	506	732	717	824	808	1,632	934
Ore milled	('000 tonnes)	478	704	688	661	755	1,416	956
Average head grades
- Silver	(g/t)	360	477	493	478	489	484	392
- Lead	(%)	8.8%	10.5%	10.3%	10.4%	10.7%	10.5%	10.2%
- Zinc	(%)	3.1%	3.6%	3.0%	3.5%	3.3%	3.4%	3.4%

Production
Payable silver	('000 ounces)	4,805	9,160	9,426	8,759	10,124	18,883	10,519
Payable lead	(tonnes)	36,454	62,974	62,409	61,073	70,369	131,442	85,431
Payable zinc	(tonnes)	8,806	15,095	11,355	14,503	15,487	29,990	19,232

Sales
Payable silver	('000 ounces)	6,637	8,331	10,352	6,725	11,266	17,991	11,647
Payable lead	(tonnes)	51,521	56,726	66,411	46,148	78,325	124,473	91,215
Payable zinc	(tonnes)	12,315	11,585	14,888	9,257	19,577	28,834	18,661

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,030	2,103	2,255	2,424	2,520	4,944	4,208
Ore milled	('000 tonnes)	2,182	2,117	2,272	2,239	2,552	4,791	4,225
Average copper grade	(%)	2.21%	1.96%	1.93%	1.83%	1.86%	1.85%	2.16%
Average uranium grade	kg/t	0.58	0.59	0.58	0.57	0.63	0.60	0.57

Production
Copper cathode (ER)	('000 tonnes)	35.4	50.2	44.1	30.6	40.2	70.8	73.8
Copper cathode (EW)	('000 tonnes)	4.3	3.4	3.5	3.0	2.6	5.6	7.5
Uranium oxide concentrate	(tonnes)	822	883	988	933	1,191	2,124	1,615
Refined gold	(fine ounces)	16,199	22,661	28,689	17,119	24,338	41,457	40,310
Refined silver	('000 ounces)	145	196	275	193	239	432	343

Sales
Copper cathode (ER)	('000 tonnes)	33.7	51.6	45.2	30.7	41.0	71.7	75.3
Copper cathode (EW)	('000 tonnes)	2.7	4.6	4.4	3.1	2.5	5.6	6.2
Uranium oxide concentrate	(tonnes)	1,009	1,043	646	562	346	908	1,629
Refined gold	(fine ounces)	18,404	22,983	27,589	20,118	21,760	41,878	41,637
Refined silver	('000 ounces)	157	183	294	192	237	429	345

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper concentrate (a)	('000 tonnes)	-	-	-	-	5.2	5.2	-
Copper cathode (EW)	('000 tonnes)	1.9	1.9	1.9	1.8	1.7	3.5	3.8
Payable silver (a)	('000 ounces)	-	-	-	-	13.3	13.3	-

Sales
Copper concentrate	('000 tonnes)	-	-	-	-	5.2	5.2	-
Copper cathode (EW)	('000 tonnes)	1.6	1.5	2.5	0.9	0.9	1.8	3.2
Payable silver	('000 ounces)	-	-	-	-	13.3	13.3	-

(a)	Production restarted during the December 2007 quarter.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					HALF YEAR ENDED
		DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
		2006	2007	2007	2007	2007	2007	2006
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,100	1,046	1,194	1,009	1,080	2,089	2,299

Production	('000 carats)	937	889	911	1,022	843	1,865	1,424

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.8	12.8	12.7	12.5	11.4	23.9	25.5

Sales	14.4	12.4	12.5	6.9	13.2	20.1	26.1

Yabulu, Australia
Production
Nickel metal	7.5	8.0	9.3	5.5	6.0	11.5	14.8
Cobalt	0.5	0.4	0.5	0.5	0.4	0.9	0.8

Sales
Nickel metal	7.2	7.1	9.6	5.3	6.3	11.6	13.2
Cobalt	0.4	0.4	0.5	0.4	0.5	0.9	0.8

Nickel West, Australia
Production
Nickel contained in concentrate	-	-	0.9	-	1.2	1.2	-
Nickel contained in finished matte	12.4	12.9	13.2	3.9	8.5	12.4	23.5
Nickel metal	15.6	12.1	12.5	16.7	16.6	33.3	29.0
Nickel production	28.0	25.0	26.6	20.6	26.3	46.9	52.5

Sales
Nickel contained in concentrate	-	-	0.9	-	0.9	0.9	-
Nickel contained in finished matte	13.5	9.9	15.1	6.2	9.5	15.7	22.8
Nickel metal	14.3	14.2	11.5	14.7	14.4	29.1	27.2
Nickel sales	27.8	24.1	27.5	20.9	24.8	45.7	50.0

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,536	6,711	7,665	7,904	8,147	16,051	14,930
Goldsworthy Joint Venture	84	142	195	134	170	304	890
Area C Joint Venture	5,334	4,853	5,078	4,916	6,474	11,390	10,155
Yandi Joint Venture	9,106	8,277	9,661	9,823	9,770	19,593	17,610
Jimblebar	1,449	1,177	1,341	1,157	1,248	2,405	2,939
Total (BHP Billiton share)	23,509	21,160	23,940	23,934	25,809	49,743	46,524
Total production (100%)	27,658	24,896	28,165	28,159	30,363	58,522	54,734

Shipments
Lump	5,856	5,193	5,753	6,076	7,179	13,255	12,285
Fines	18,499	15,454	17,458	17,979	18,847	36,826	34,721
Total (BHP Billiton share)	24,355	20,647	23,211	24,055	26,026	50,081	47,006
Total sales (100%)	28,653	24,290	27,307	28,300	30,619	58,919	55,301

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,945	1,866	2,001	2,067	2,107	4,174	3,933

Shipments	2,357	1,684	2,159	1,850	2,316	4,166	4,229

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	663	632	631	572	709	1,281	1,307

Australia
Saleable production (a)	866	820	888	873	904	1,777	1,731

MANGANESE ALLOY
South Africa
Saleable production (a) (b)	125	132	137	123	141	264	224

Australia
Saleable production (a)	66	64	49	61	68	129	126

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,388	1,484	1,730	1,407	1,370	2,777	2,924
Goonyella	1,296	1,896	2,268	1,677	1,505	3,182	3,188
Peak Downs	1,161	1,076	1,045	881	1,243	2,124	2,363
Saraji	893	883	939	777	890	1,667	1,575
Norwich Park	677	745	797	502	576	1,078	1,308
Gregory Joint Venture	691	394	663	673	554	1,227	1,405
BMA total	6,106	6,478	7,442	5,917	6,138	12,055	12,763

BHP Mitsui Coal (b)
South Walker Creek	782	785	982	939	868	1,807	1,655
Poitrel (c)	91	282	1,065	515	658	1,173	91
BHP Mitsui Coal total	873	1,067	2,047	1,454	1,526	2,980	1,746
Queensland total	6,979	7,545	9,489	7,371	7,664	15,035	14,509

Shipments
Coking coal	5,040	5,368	5,684	5,479	5,875	11,354	10,230
Weak coking coal	1,749	1,710	1,804	1,668	1,966	3,634	3,349
Thermal coal	502	419	854	516	328	844	846
Total	7,291	7,497	8,343	7,663	8,169	15,832	14,425

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,987	1,539	1,643	2,201	1,979	4,180	3,704

Shipments
Coking coal	1,583	1,624	1,724	1,906	1,851	3,757	2,949
Thermal coal	280	175	288	199	290	489	468
Total	1,863	1,799	2,012	2,105	2,141	4,246	3,417

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					HALF YEAR ENDED
	DEC	MAR	JUNE	SEPT	DEC	DEC	DEC
	2006	2007	2007	2007	2007	2007	2006
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa (a)
Production	13,032	12,863	12,596	11,706	11,277	22,983	26,183

Sales
Export	5,211	5,068	5,218	4,207	4,269	8,476	10,379
Local utility	7,413	7,874	7,416	7,063	7,351	14,414	14,965
Inland	227	259	310	388	209	597	482
Total	12,851	13,201	12,944	11,658	11,829	23,487	25,826

(a)	Koornfontein was sold with effect from 1 July 2007.

New Mexico, USA
Production
Navajo Coal	2,104	1,971	2,321	1,548	1,899	3,447	3,882
San Juan Coal	1,767	1,135	2,315	963	1,772	2,735	3,456
Total	3,871	3,106	4,636	2,511	3,671	6,182	7,338

Sales - local utility	3,616	3,400	3,185	3,693	3,254	6,947	7,438

Hunter Valley, Australia
Production	2,790	2,731	2,610	2,918	2,959	5,877	5,556

Sales
Export	1,858	1,479	1,934	1,423	1,892	3,315	3,103
Inland	1,005	1,168	909	1,179	985	2,164	2,036
Total	2,863	2,647	2,843	2,602	2,877	5,479	5,139

Cerrejon Coal, Colombia
Production	2,337	2,230	2,441	2,488	2,702	5,190	4,735

Sales - export	2,323	2,446	2,401	2,761	2,334	5,095	4,659

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
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United States
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email: Tracey.Whitehead@bhpbilliton.com

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email: Illtud.Harri@bhpbilliton.com

South Africa
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BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 January 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary